CONTRAFECT CORPORATION

28 WELLS AVENUE, THIRD FLOOR

YONKERS, NEW YORK 10701

June 7, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot

Re:	CONTRAFECT CORPORATION
Registration Statement on Form S-3 (Registration No. 333-211748)
Registration Statement on Form S-3 (Registration No. 333-206786)
Registration Statement on Form S-3 (Registration No. 333-206057)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statements on Form S-3 (Registration Nos. 333-211748, 333-206786 and 333-206057) (the “Registration Statements”) of ContraFect Corporation (the “Company”). We respectfully request that the Registration Statements become effective as of 4:30 p.m., Eastern Time, on June 8, 2016, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Greg Rodgers at (212) 906-2918.

In connection with the foregoing, the Company acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Greg Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

CONTRAFECT CORPORATION

By:	/s/ Natalie Bogdanos
	Name:	Natalie Bogdanos
	Title:	General Counsel &
Corporate Secretary

cc:	Peter N. Handrinos, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP